

November 8, 2011

Via e-mail
Mr. Relland Winand
Chief Financial Officer
Orbit/FR, Inc.
506 Prudential Road
Horsham, Pennsylvania 19044

> **Re: Orbit/FR, Inc.**
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2010**
> **Filed October 26, 2011**
> **Amendment No. 2 to Form 10-Q for the quarterly period ended**
> **March 31, 2011**
> **Filed October 26, 2011**
> **File No. 000-22583**

Dear Mr. Winand:

We have reviewed your response dated October 26, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibit 23.1

1. We note that the audit report of Cornick, Garber & Sandler, LLP is included on page 33 of Amendment No. 1 to your Form 10-K and is dated March 30, 2011. Please request Cornick, Garber & Sandler, LLP to explain why the consent refers to their report dated October 26, 2011. In addition, please request them to explain why they state that the

report and financial statements are incorporated by reference in Amendment No. 1 to the Form 10-K.

Exhibit 23.2

2. We similarly note that the audit report of Ziv Haft is included on page 34 of Amendment No. 1 to your Form 10-K and is dated March 30, 2011. Please also request Ziv Haft to explain why the consent refers to their report dated October 26, 2011.

Amendment No. 2 to Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 4. Controls and Procedures, page 14

3. Further to your response to prior comment 8, please explain to us how you reached your conclusion that the information disclosed in your Exchange Act reports was recorded and reported within the time periods specified in the SEC rules and forms when the errors noted in your financial statements were all identified subsequent to your Exchange Act report being filed and as a result you were required to amend these reports to restate your financial statements. Please refer to the complete definition of disclosure controls and procedures provided in Exchange Act Rules 13a-15 (e) and 15d-15(e). Alternatively, amend your filing to conclude that your disclosure controls and procedures were not effective as of March 31, 2011.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant